INVEST IN **CULINEER**

A community platform for home cooks who buy from local farms.


culineer

culineerapp.com Harrisburg PA

Food | Technology | App | Sustainability | Social

LEAD INVESTOR

Ed Schwartz CEO, Eddie Black Group

As an investor in food/beverage companies providing early stage capital I look for specific factors prior to investing. After meeting Jodi and spending time watching Culineer go from an "idea" to "Ready for Growth" concept, I decided to re-invest thru Wefunder. Culineer has the potential to scale and grow into a leader in a $70 billion industry. Jodi has shown the hyper focus and commitment as an effective leader to attract a great team to help grow Culineer into the leader in the multi billion dollar 'Farm to Consumer' market.

Invested $30,000 this round & $20,000 previously

Highlights

1. The first platform to solve unmet marketing needs of the $70B direct-to-consumer farming industry.
2. Get in early with a company that is on the forefront of a huge market trend.
3. Millions of people buy direct from farms every year, via CSAs, farmers markets, and farm boxes.
4. Validated with consumers - Acquired thousands of users to-date via organic marketing.
5. Multiple revenue streams: farm subscriptions, premium upgrades, advertising, and affiliate sales.
6. Founder/CEO has a proven track record of sales growth and team building.

Our Team



Jodi Frank CEO/Founder

Experienced team builder and salesperson. Skilled in strategic planning, building teams, and business development. Consistently a top 10% performer in sales at 3M and BMS. Recruited and managed high performing teams at HACC, Culineer, and KSS.

> Culineer was born from the frustration over the time and energy needed to make homemade food with local ingredients. As a CSA member, I understand the challenges of purchasing direct from local farms. And after talking with hundreds of local farmers, it was clear that they have a huge problem that no one has solved for them either. Until now.



Kyle Hoedl Marketing Lead



Kyle Hoedl Marketing Lead

Award-winning marketing leader with 15 years of experience in the food & beverage, entertainment, & retail industries. Experience growing both early-stage (Snap Kitchen) and established (Viacom) companies and building teams from the ground up.



Selorm Nelson Software Developer

Successfully developed & deployed major software products & API services for a large bank in Ghana, including an end-to-end foreign currency cheque clearing system & credit applications. Has developed e-comm, news, & point of sale web apps.



Mike Melusky Sr. Software Engineer

Success developing backend software in both small and large firms spanning the health insurance, health analytics and marketing industries. Regional thought leader, speaker and professor.



Jeremy Johnson Social Media and Community Manager

More than 20 years creating dynamic content and building communities online. A skilled cook, writer and photographer. Extensive experience in film production and advertising with Lucas Films, Ford, Lexus, Apple and Crown Royal.



Brian Evarts Technical Advisor

Offers deep knowledge and experience in machine learning algorithms and as well as many IT Systems, business process, data networking, Successful entrepreneur, business strategist and mentor. Currently working as a NASA SIRIUS-21 Simulation Crew Member



James Kirk Technical Advisor

10 years in machine learning and personalization. Accomplished in leading tech teams and in software engineering and data science. Experience at Spotify, Catalent, Quantopian Systems, Kiva Systems, and Amazon



Mather Carscallen Technical and Business Advisor

Experienced data scientist (PhD) focusing on temporally and spatially integrated networks, machine learning, data analytics and visualization. Managed multiple teams at small-to-large multi-national corporations.



Edward Schwartz Business Advisor

Entrepreneurial Coaching, Business Consulting and Brand Development specializing in the Food, Beverage and Consumer Goods Industry. Founded and invested in several successful food related startups.

Our Pitch

Culineer is a community based marketing platform for farmers to help their customers find success in preparing locally produced food.

We built Culineer to address an overlooked market need. Consumers are buying locally produced food but are unprepared for the experience of cooking with locally produced, seasonal ingredients. They need support and education and are looking to their farmer for help.

Most farmers do their best but don't have the time, tools or expertise to offer the support their customers need and expect - until now.

The Culineer platform provides a frame work for sharing information and recipes while building community for the farmers business. With Culineer the farmer saves time and effort and creates more engagement and satisfaction with their customers.


culineer
For Consumers
Save time in the kitchen, learn how to cook with locally-produced foods, and connect with local farmers and other people passionate about local food and sustainability.
For Farmers
Build community around their farm to engage, educate, and retain customers. Save time and money using Culineer's communication tools.

THE CONSUMER PROBLEMS: THERE IS A STEEP LEARNING CURVE TO COOKING WITH LOCAL FOODS & NO EASY WAY TO MANAGE RECIPES

Millions of people buy locally-produced food directly from farms They are passionate about home cooking, sustainability, supporting their local communities, and eating healthy foods. But they face two major challenges:

- Buying food from a local producer comes with a learning curve because there is more variety than you'd normally find in a typical grocery store and there is uncertainty on how to prepare it.
- Passionate home cooks don't have an easy solution to save and find recipes in an easy way.


Buying direct from the farm comes with a BIG learning curve.
Farmers produce much more variety of product than exists in the average grocery store.
Consumers are unfamiliar with much of what they receive in their weekly boxes. "What is Kohlrabi?"
Farmers don't have the time or expertise or tools to engage and retain customers.
Consumers easily churn out because they aren't successful using the product they receive through their subscription.

THE FARMER PROBLEM: LIMTED TIME, RESOURCES, AND MARKETING EXPERTISE

Farmers grow the fresh, locally-grown foods consumers want to eat. But they lack the time, tools, and resources for marketing and customer retention. This causes friction which lead to an average customer churn rate of 50% each year. Yikes!!

Why? Because their customers are unfamiliar with, and don't know how to use, many of the products farmers provide them.


Direct-to-Consumer Farmers
have a major problem that no one has solved.
50%
year-over-year churn
Source: Penn State Extension

THE SOLUTION: CULINEER

Culineer is the world's first platform that builds community around local food and cooking in an authentic and modern way. Solving these huge problems for both the consumer *and* the farmers they buy from.

For Farmers:
Culineer provides farmers with tools to form communities around their farm reducing the friction and learning curve that comes along with cooking locally-produced foods.

- Education on how to use their harvest, including recipes and cooking tips.
- Farm updates and information about the next CSA share, farm box, or for sale at their local farmers market
- Upcoming event information
- Direct, real-time communication through chat between other members and with the farmer.


Professional Features - Culineer 2.0
Community Profile
Educational Content
Promotion
Dedicated Chat

For Consumers:
Culineer provides the utility they need to make home made food & the connection they crave with their local farms and fellow customers.

- Save, create and share recipes with other members
- Learn how to use their ingredients
- Discover new local products and food providers
- Engage with their local farms and other members
- Get updates about harvests, their memberships, and local events they can attend.





Personalized Experience | Save, Create, and Share Recipes | Build Collections of Recipes into Cookbooks | Add Ingredients to a Shared Shopping List

THE CULINEER BUSINESS MODEL

Culineer revenue is based on farm subscriptions. Our roadmap also includes premium user subscriptions, advertising revenue, and an affiliate marketplace for CPG and kitchen products.



Culineer Business Model
Farm Subscriptions
Starting at $50/month
Premium Upgrade
Ad-free experience & premium features ($5.99/month)
$
Affiliate Marketing Place
% of CPG & kitchen products
Ad Revenue
$10-20 CPM
culineer

GROWTH STRATEGY

We are applying digital marketing efforts and partnering with sustainable farm organizations to acquire farm customers. In turn, these farmers will bring their members on to the platform as users.

We'll also build the Culineer user base with product led growth, through referrals, social media, SEO, app store optimization, and local events.



Growth Strategy:
Aggressive B2B2C Sales & Marketing
Farmer Growth
Grow farm subscriptions via digital marketing, trade shows, partnerships with sustainable farm organizations, farming industry events, and word of mouth
Consumer Growth
Provide farmers with marketing toolkits and support to drive their customers to join the farms' Culineer communities and experience the benefits of using Culineer
culineer

THE MARKET

There is a lot of evidence that most consumers want to eat local and that they are dissatisfied with the selection found in grocery stores.



Consumers want to buy locally-grown food and they're willing to pay 20% MORE for it.
93%
of consumers would buy MORE local food if it was available.
Only 27%
of consumers are satisfied with their grocer's selection of locally-produced food
Source: Forager State of Local survey, 2020

So they are turning to their local farms and purchasing groceries through farmers markets, CSAs (community-supported agriculture), and/or farm boxes.



Millions of US Households Purchase


Directly From Farms Each Year
Farm Boxes
24%
Farmers Markets
38%
CSAs
38%
culineer
Source: Colorado State University, December 2020

In 2020, $70 billion in purchases were made directly from farmers. Representing over 10% of total grocery sales. This trend is expected to continue into the future.


Direct to Consumer Market Size
Direct-to-Consumer Farming
(Farm Boxes, CSAs, Farmers Markets)
is a
$70B
industry

PRODUCT ROADMAP

Our focus for the rest of 2021 is to finish product development on Culineer 2.0 and acquire farm partners through strategic marketing and early-bird pricing. We'll launch Culineer 2.0 in early 2022, giving farmers ample time to build their communities in advance of next year's harvest.

Forward-looking projections cannot be guaranteed.

THE CULINEER TEAM

We have a highly-skilled team with extensive experience in both enterprise and start-up ventures from companies like Snap Kitchen, Waze, Highmark, and 3M. And we are all CSA members who are passionate about sustainability and healthy eating.

WEFUNDER INVESTMENT


What your investment will help fund
Product Development
Q1 2022 - Launch Culineer 2.0 (Farmer-Facing Features and Personalization for Users)
Marketing & Sales
Initial 200 Farm subscriptions
Establish Strategic Partnerships
Key Hires in Engineering, Marketing, and Design
Accelerate growth
Existing investments include:
Owner's Contribution: $300,000 • Angel: $20,000 • Team Sweat Equity: $180,000
culineer